EXHIBIT 12 (A)

                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                                YEARS ENDED DECEMBER 31,
                                                  --------   --------   --------   --------   --------
                                                    1994       1995       1996       1997       1998
                                                  --------   --------   --------   --------   --------
Earnings as Defined in Regulation S-K (A):

Net Income                                            $659       $617       $535       $528       $604
Income Taxes (B)                                       302        326        268        286        406
Fixed Charges                                          408        419        438        450        446
                                                  --------   --------   --------   --------   --------
Earnings                                            $1,369     $1,362     $1,241     $1,264     $1,456
                                                  ========   ========   ========   ========   ========

Fixed Charges as Defined in Regulation S-K (C):

Total Interest Expense                                $396       $407       $399       $395       $390
Interest Factor in Rentals                              12         12         11         11         11
Subsidiaries' Preferred Securities Dividend
    Requirements                                        --         --         28         44         45
                                                  --------   --------   --------   --------   --------
Total Fixed Charges                                   $408       $419       $438       $450       $446
                                                  ========   ========   ========   ========   ========

Ratio of Earnings to Fixed Charges                    3.35       3.25       2.83       2.81       3.27
                                                  ========   ========   ========   ========   ========

Notes:

(A) The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
      (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pretax income.

(B)   Includes State income taxes and Federal income taxes for other income.

(C) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) Preferred Securities Dividend Requirements of subsidiaries.